Jenner & Block LLP

919 Third Avenue

New York, New York 10022-3908

July 14, 2021

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, D.C. 20549

Green Thumb Industries Inc.

Amendment No. 3 to Form 10-K for Fiscal Year Ended December 31, 2020 (File No. 000-56132)

Ladies and Gentlemen:

On behalf of Green Thumb Industries Inc., a corporation organized under the Business Corporations Act (British Columbia) (the “Company”), we submit in electronic form for filing the accompanying Amendment No. 3 (“Amendment No. 3”) to the Annual Report on Form 10-K (the “Form 10-K”). Amendment No. 3 reflects the responses of the Company to comments received from the Staff of the Commission (the “Staff”) in an e-mail letter, dated June 29, 2021 (the “Comment Letter”). The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in the Form 10-K.

The Company has asked us to convey the following as its responses to the Staff:

Form 10-K for Fiscal Year Ended December 31, 2020

1.

We note your Form 10-12G automatically went effective and you filed the required Form 10-K for the fiscal year ended December 31, 2019 on April 15, 2020. It appears that your annual report for the fiscal year ended December 31, 2020 represents your second annual report. As a result, pursuant to paragraph 1 of the Instructions to Item 308 of Regulation S-K, you are required to comply with Item 308(a) of Regulation S-K. Please file a full amendment to your Form 10-K to include management’s report on internal control over financial reporting, including management’s assessment of the effectiveness of your internal control over financial reporting as of December 31, 2020, as required by Item 308(a) of Regulation S-K. In addition, please consider whether management’s failure to provide the required report impacts your disclosure controls and procedures conclusion as of the end of the period. Together with your amended filing, please include all required certifications that are dated as of the date you file your amendment.

Response to Comment 1

The Company acknowledges the Staff’s comment and has revised its disclosure in its Amendment No. 3 to the Form 10-K for fiscal year ended December 31, 2020 to include Management’s Report on Internal Control Over Financial Reporting in Item 9A, Controls and Procedures, in accordance with Item 308 of Regulation S-K. Additionally, the Company has refiled the Section 302 and Section 906 officer certifications dated as of the date of Amendment No. 3. In accordance with Rule 12b-15 of the Securities Exchange Act of 1934, as amended, Amendment No. 3 includes the entirety of Item 9. The Company respectfully advises the Staff that it does not believe a full amendment of the Form 10-K for fiscal year ended December 31, 2020 should be required, as the Company is not required to include an attestation report of the Company’s registered public accounting firm due to its status as an Emerging Growth Company, and therefore does not believe inclusion of its financial statements for the period in Amendment No. 3 to be necessary.

The Company respectfully advises the Staff that it has considered whether management’s failure to provide the required report impacts management’s disclosure controls and procedures conclusion as of December 31, 2020, and has concluded that the Company’s disclosure controls and procedures were designed to provide reasonable assurance of achieving their control objectives as of such date and that its disclosure controls and procedures were effective at the reasonable assurance level as of such date. While the required report was omitted from the Company’s Form 10-K for fiscal year ended December 31, 2020, and therefore was not reviewed by senior management, and language indicating no management report is required was retained, the Company respectfully advises the Staff that its management had completed the required assessment of internal control over financial reporting at the time of filing of the Form 10-K.

Green Thumb Industries Inc.

The Company’s management believes such mistakes were due to the inherent limitations of control systems and that no changes to the design of the Company’s disclosure controls and procedures are necessary to provide management with reasonable assurance of achieving their control objectives. However, the Company’s management has made certain minor changes to strengthen the Company’s disclosure controls and procedures for future periods.

2.

We note that the certifications provided in Exhibits 31.1 and 31.2 do not include the language relating your internal control over financial reporting in paragraph 4 and do not include paragraph 4(b) in its entirety. In the requested amendment, please provide revised certifications that include the required information. Refer to Item 601(b)(31) of Regulation S-K. This comment also applies, in part, to your Form 10-Q for the period ended March 31, 2021.

Response to Comment 2

The Company acknowledges that the language relating to our internal control over financial reporting in paragraph 4 and paragraph 4(b) in its entirety were inadvertently omitted from the Company’s officer certifications filed as Exhibits 31.1 and 31.2 to the Company’s Form 10-K for the fiscal year ended December 31, 2020 filed on March 18, 2021 and to its Form 10-Q for the fiscal quarter ended March 31, 2021 filed on May 13, 2021. As requested, the Company is filing an amendment to each of the Form 10-K and Form 10-Q to correct these certifications in accordance with Item 601(b)(31) of Regulation S-K. In accordance with the guidance in the Commission’s Regulation S-K Compliance and Disclosure Interpretation 246.13, each amendment includes the cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the Section 302 certifications. Because no financial statements are included with the amendments, paragraph 3 of the Section 302 certifications has been omitted.

* * * *

If you have any questions concerning the above responses, please do not hesitate to contact the undersigned at mglass@jenner.com or (212) 891-1672.

Sincerely,

/s/ Martin C. Glass

Martin C. Glass

cc:	Benjamin Kovler
Green Thumb Industries Inc.